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Exhibit

Exhibit            Description

99                    Announcement on 2023/01/16: UMC announced its operating results for the fourth quarter of 2022

Exhibit 99

UMC announced its operating results for the fourth quarter of 2022

1. Date of occurrence of the event: 2023/01/16

2. Company name: UNITED MICROELECTRONICS CORPORATION

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

UMC Reports Fourth Quarter 2022 Results

Full-year 2022 operating income exceeds NT$100bn with automotive revenue up 82% YoY

Fourth Quarter 2022 Overview:

‧Revenue: NT$67.84 billion (US$2.21 billion)

‧Gross margin: 42.9%; Operating margin: 34.8%

‧Revenue from 22/28nm: 28%

‧Capacity utilization rate: 90%

‧Net income attributable to shareholders of the parent: NT$19.1 billion (US$621 million)

‧Earnings per share: NT$1.54; earnings per ADS: US$0.251

Taipei, Taiwan, ROC – January 16, 2023 – United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC” or “The Company”), a leading global semiconductor foundry, today announced its consolidated operating results for the fourth quarter of 2022.

Fourth quarter consolidated revenue was NT$67.84 billion, decreasing 10.0% QoQ from NT$75.39 billion in 3Q22. Compared to a year ago, 4Q22 revenue grew 14.8% YoY from NT$59.10 billion in 4Q21. Consolidated gross margin for 4Q22 was 42.9%. Net income attributable to the shareholders of the parent was NT$19.1 billion, with earnings per ordinary share of NT$1.54.

Jason Wang, co-president of UMC, said, “In the fourth quarter, due to a significant slowdown across most of our end markets and inventory correction in the semiconductor industry, our wafer shipments fell 14.8% QoQ while overall fab utilization rate dropped to 90%. Average selling price increased slightly during the quarter as a result of our ongoing product mix optimization efforts, moderating the decline in revenue.”

“For the full year 2022, UMC’s revenue hit a record high of NT$278.7 billion while operating income exceeded NT$100 billion. Gross margin reached 45%, driven by a more favorable foreign exchange rate, expanding 22/28nm portfolio, and newly added capacity. We had taken advantage of the industry upturn over the past two years to enhance our differentiation in specialty technology offering, improve profitability, and deepen relationships with key customers. Revenue from 22/28nm technologies increased more than 56% YoY, driven by our industry-leading 28nm process for OLED display drivers and image signal processors. Our automotive segment also delivered impressive growth in 2022, increasing 82% YoY to account for approximately 9% of total sales. We expect this segment will continue to be a key growth catalyst in 2023 and beyond, driven by the long-term trend of vehicle electrification and automation. UMC is well positioned to serve the market with our comprehensive portfolio of auto-grade process technologies and facilities certified according to rigorous quality standards, while we continue to build strong partnerships with world-class automotive leaders.”

Co-president Wang commented, “Given the soft global economic outlook for 2023, we expect the current challenging environment to persist through the first quarter as customers’ days of inventory are still higher than normal while order visibility remains low. To manage this period of weakness, the Company is implementing strict cost control measures and deferring certain capital expenditures where possible. In the longer term, we remain positive that UMC’s differentiated specialty technology leadership, geographically diversified capacity offering, and quality and operational excellence will enable the Company to capture demand fueled by continuous digital transformation across industries and be the foundry of choice for leading customers.”

Co-president Wang added, “In 2022, we took solid steps in executing our net zero by 2050 roadmap. As part of our efforts to reduce emissions across the entire value chain, UMC recently introduced a program to empower our suppliers with resources to measure and manage their emissions output. To round out the important progress we made towards our ESG goals this year, we were honored to receive recognition from domestic and international institutions. In the 2022 Dow Jones Sustainability Indices (DJSI), UMC was ranked first in terms of overall sustainability performance among semiconductor foundry peers in the 2022 DJSI, while we were the only semiconductor firm globally to achieve double-A scoring for climate change and water security in CDP’s annual evaluation of corporate environmental action. Sustainability and a company’s long-term success are inextricably linked, and UMC will continue to strive to meet expectations of all of our stakeholders while acting as responsible social and environment stewards.”

First Quarter 2023 Outlook & Guidance

‧Wafer Shipments: To decrease in the high teens % range

‧ASP in USD: To remain flat

‧Gross Profit Margin: Will be in the mid-30% range

‧Capacity Utilization: approximately 70%

‧2023 CAPEX: US$3.0 billion

6. Countermeasures: N/A

7. Any other matters that need to be specified (the information disclosure also meets the requirements of Article 7, subparagraph 9 of the Securities and Exchange Act Enforcement Rules, which brings forth a significant impact on shareholders rights or the price of the securities on public companies.): N/A